EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Rayonier Inc., Rayonier, L.P., and Rayonier TRS Holdings Inc. for the registration of debt securities, guarantees, shares of common stock, subscription rights, shares of preferred stock, warrants, stock purchase contracts, and stock purchase units and to the incorporation by reference therein of our report dated March 17, 2020, with respect to the consolidated financial statements and financial statement schedule of Rayonier Operating Company LLC and subsidiaries, included in Rayonier Inc.’s Current Report on Form 8-K/A dated May 7, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Jacksonville, Florida

September 10, 2020